H:\FRR\CHARLES\00\70-9083.DOC\1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
July 1, 2001 to September 30, 2001

In the Matter of

CENTRAL AND SOUTH WEST CORPOATION, ET AL

         Central and South West Corporation (CSW) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from July 1, 2001 through September 30, 2001 (the "Reporting Period"):

Guarantees:

     Obligor              Amount       On behalf of
     CSW/Energy        $ 1,500,000 SWEPCO
     CSW/Energy          9,473,214 SMUD
     CSW/Energy          9,448,509 Aarlborg Industries, Inc.
     Energy              8,598,687 Aarlborg Industries, Inc.
     Energy              7,915,774 Aarlborg Industries, Inc.
     Energy              1,860,268 Westdeutsche Landesbank
                       -----------
  Total Guarantees     $38,796,452
                       ===========

Letters of Credit:

     Obligor              Amount       On behalf of
     CSW/Energy          1,200,000 General Electric Co.
                       -----------
  Total Letters
       of Credit        $1,200,000
                        ==========

Authorization in
  Order 70-09083      $250,000,000
Total Guarantees and
  Letters of Credit    (39,996,452)
                      ------------
Unused Authorization  $210,003,548
                      ============




         Amounts shown are aggregate outstanding amounts as of September 30, 2001.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.

         Dated: November 29, 2001


                                    CENTRAL AND SOUTH WEST CORPORATION
                                    CSW ENERGY, INC.
                                    ENERSHOP, INC.

                                    BY: CENTRAL AND SOUTH WEST CORPORATION



                                    BY:   /s/ Armando A. Pena
                                        ------------------------------
                                        Armando A. Pena,
                                        Treasurer